Nordea

SUPPL

28 November 2005 Date

RECEIVED

2005 NOV 30 P 5:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 614 97 44 Tel
+46 8 614 87 70 Fax

05013108

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 82-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: Repurchase of own shares completed

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Maria Snöbohm (telephone: +46-8-614 72 43).

Respectfully submitted

Nordea Bank AB (publ)

Camilla Wahlstedt

PROCESSED
DEC 08 2005
THOMSON FINANCIAL

dlw 12/7

Nordea Press release

Copenhagen, Helsinki, Oslo, Stockholm, 25 November 2005 1(1)

Repurchase of own shares completed

Nordea has completed the repurchase of own shares in relation to the decision by the Board of Directors on 26 October 2005. A total of 50 million shares, or approximately 2% of the total shares in the company, have been repurchased. Together with previous repurchased shares Nordea now holds 112 231 700 repurchased shares. The total number of outstanding shares is 2 594 108 227.

The intention is to propose to the annual general meeting on 5 April 2006 to reduce the share capital through cancellation of the repurchased shares.

For further information:
Arne Liljedahl, Group CFO and Executive Vice President, +46 8 614 7996
Johan Ekwall, Head of Investor Relations, +46 8 614 7852 or +46 70 607 92 69
Boo Ehlin, Chief Communication Officer, +46 8 614 8464